Exhibit 12.1



                            Marathon Oil Corporation
           Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                       TOTAL ENTERPRISE BASIS--Unaudited
                             (Dollars in Millions)




                               Three Months
                                  Ended
                                 March 31              Year Ended December 31
                              --------------  --------------------------------------
                               2003    2002    2002    2001    2000    1999    1998
                              ------  ------  ------  ------  ------  ------  ------

Portion of rentals
representing interest......    $  15   $  15  $   66  $   54  $   50  $   47  $   51
Capitalized interest,
 including discontinued
 operations................        6       3      16      27      19      26      46
Other interest and
 fixed charges, including
 discontinued operations...       80      69     316     349     375     365     318
Pretax earnings which
 would be required to
 cover preferred stock
 dividend requirements
 of parent.................        -       -       -      12      12      14      15
                              ------  ------  ------  ------  ------  ------  ------

Combined fixed charges and
 preferred stock
 dividends (A).............   $  100  $   87  $  398  $  442  $  456  $  452  $  430
                              ======  ======  ======  ======  ======  ======  ======

Earnings-pretax income with
 applicable adjustments (B).  $  598  $  195  $1,442  $3,212  $1,807  $1,864  $1,084
                              ======  ======  ======  ======  ======  ======  ======

Ratio of (B) to (A).........    5.98    2.24    3.62    7.27    3.96    4.12    2.52
                              ======  ======  ======  ======  ======  ======  ======

